UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

Advanced Disposal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00790X101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5

(416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00790X101

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,572,106 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 16,572,106 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 16,572,106 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.8%(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 83,743,537 shares of Common Stock stated by the Issuer as expected to be outstanding upon completion of its initial public offering in the final prospectus for the initial public offering dated October 5, 2016, Registration Number 333-206508.

Item 1.	Security and Issuer

This Statement is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Advanced Disposal Services, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 90 Fort Wade Road, Ponte Vedra, Florida 32081.

Item 2.	Identity and Background

(a) This Statement is filed by Canada Pension Plan Investment Board (the “Reporting Person”).

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person.

(b) The principal business address of the Reporting Person is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada.

(c) The principal business of the Reporting Person is investing the assets of the Canada Pension Plan.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, principal occupation and citizenship of general partners, executive officers, board of directors and each person controlling the Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the Covered Persons listed on Schedule 1 has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased 1,300 Series 1 Preferred B Units of Star Atlantic Waste Holdings II, L.P. (“Star Atlantic”) for an aggregate purchase price of $280,000,000, pursuant to the Subscription Agreement, dated August 3, 2016, by and between the Reporting Person and Star Atlantic. The purchase price was funded by the assets of the Reporting Person.

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated October 12, 2016, by and between the Issuer and Advanced Disposal Waste Holdings Corp. (the “Parent”), all issued and outstanding shares of preferred and common stock of the Parent, including those held by Star Atlantic, were exchanged for Common Stock of the Issuer. Immediately after the initial public offering of the Common Stock of the Issuer, Star Atlantic distributed 16,572,106 shares of Common Stock of the Issuer that it received in such exchange to the Reporting Person.

References to, and descriptions of, the Merger Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Form of Agreement and Plan of Merger filed as Exhibit 2.1 to Amendment No.6 to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on September 16, 2016, which is incorporated in its entirety in this Item 3.

Item 4.	Purpose of Transaction

The acquisition of shares of Common Stock by the Reporting Person was undertaken for investment purposes. The Reporting Person has the right to nominate a representative of the Reporting Person to the Board of Directors of the Issuer (the “Board”) (pursuant to the Stockholders Agreement, as defined and described in Item 4(d) below) and has voting rights with respect to its shares of Common Stock.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) Pursuant to Section 2.1 of the Stockholders Agreement, dated as of October 12, 2016, by and among the Issuer, Star Atlantic Waste Holdings, L.P., BTG Pactual International Portfolio Fund II SPC, Segregate Portfolio BTGPH Corp Hedge, and the Reporting Person (the “Stockholders Agreement”), the Reporting Person has the right to nominate for appointment or as a candidate for election to the Board one director nominee (the “CPPIB Director Nominee”). The Issuer has agreed, pursuant to Section 2.1 of the Stockholders Agreement, to the fullest extent permitted by applicable law, to put forward such CPPIB Director Nominee for election at future applicable annual meetings and to nominate and recommend such CPPIB Director Nominee to be elected to the Board, and to solicit proxies or consents in favor thereof. If, at any time, the Reporting Person ceases to beneficially own at least 5% of the outstanding shares of Common Stock, the CPPIB Director Nominee shall offer to resign from the Board.

References to, and descriptions of, the Stockholders Agreement as set forth in this Item 4(d) are qualified in their entirety by reference to the Form of Stockholders Agreement filed as Exhibit 10.41 to Amendment No.5 to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on August 11, 2016, which is incorporated in its entirety in this Item 4(d).

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person are as follows:

(a)	Amount beneficially owned: 16,572,106 shares

Percentage: 19.8% (2)

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 16,572,106 shares

ii. Shared power to vote or to direct the vote: 0 shares

iii. Sole power to dispose or to direct the disposition of: 16,572,106 shares

iv. Shared power to dispose or to direct the disposition of: 0 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Person or, to the Reporting Person’s knowledge, the Covered Persons has effected any transactions in shares of the Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

(2)	Calculated based on the 83,743,537 shares of Common Stock stated by the Issuer as expected to be outstanding upon completion of its initial public offering in the final prospectus for the initial public offering dated October 5, 2016, Registration Number 333-206508.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Stockholders Agreement

The information in Item 4(d) with respect to the Stockholders Agreement and the Reporting Person’s rights regarding the appointment of directors to the Board is incorporated into this Item 6 by reference.

References to, and descriptions of, the Stockholders Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Stockholders Agreement filed as Exhibit 10.41 to Amendment No.5 to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on August 11, 2016, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

The Issuer and the Reporting Person, among others, entered into a Registration Rights Agreement dated as of October 12, 2016 (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to cause certain shares of the Common Stock to be registered under Section 5 of the Securities Act of 1933, as amended, in accordance with the terms and conditions of the Registration Rights Agreement.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Registration Rights Agreement filed as Exhibit 4.5 to Amendment No.5 to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on August 11, 2016, which is incorporated in its entirety in this Item 6.

Lock-Up Agreement

The Reporting Person entered into a Lock-Up Agreement dated September 22, 2016 (the “Lock-Up Agreement”) pursuant to which the Reporting Person agreed not to, directly or indirectly, offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock for 180 days following the date of the final prospectus relating to the initial public offering of the Issuer without the written consent of the underwriters.

References to, and descriptions of, the Lock-Up Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Lock-Up Agreement filed as Exhibit B to Exhibit 1.1 to Amendment No.6 to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on September 16, 2016, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Agreement and Plan of Merger by and between Advanced Disposal Waste Holdings Corp. and Advanced Disposal Services, Inc., dated as of October 12, 2016 (a form of which is attached as Exhibit 2.1 to Amendment No.6 to the Issuer’s Form S-1 (File No. 333-206508) filed with the Securities and Exchange Commission on September 16, 2016 and incorporated herein by reference).

Exhibit B	Stockholders Agreement by and among Advanced Disposal Services, Inc., Star Atlantic Waste Holdings, L.P., BTG Pactual International Portfolio Fund II SPC, Segregate Portfolio BTGPH Corp Hedge and Canada Pension Plan Investment Fund, dated as of October 12, 2016 (a form of which is attached as Exhibit 10.41 to Amendment No.5 to the Issuer’s Form S-1 (File No. 333-206508) filed with the Securities and Exchange Commission on August 11, 2016 and incorporated herein by reference).

Exhibit C	Registration Rights Agreement by and between Advanced Disposal Services, Inc. and the shareholders party thereto, including Canada Pension Plan Investment Board, dated as of October 12, 2016 (a form of which is attached as Exhibit 4.5 to Amendment No.5 to the Issuer’s Form S-1 (File No. 333-206508) filed with the Securities and Exchange Commission on August 11, 2016 and incorporated herein by reference).

Exhibit D	Lock-Up Agreement of Canada Pension Plan Investment Board, dated September 22, 2016 (a form of which is attached as Exhibit B to Exhibit 1.1 to Amendment No.6 to the Issuer’s Form S-1 (File No. 333-206508) filed with the Securities and Exchange Commission on September 16, 2016 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2016
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule 1

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Person.

Directors of the Reporting Person

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian A. Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert L. Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Pierre Choquette

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Pakistan

Nancy Hopkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Douglas W. Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

D. Murray Wallace

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Officers of the Reporting Person

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Alan Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada, Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Investments

Citizenship: Canada

Pierre Lavallée

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Investment Partnerships

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Benita M. Warmbold

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Germany

Eric M. Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operations Officer

Citizenship: Canada